Exhibit (a)(5)(xxii)

IN THE UNITED STATES DISTRICT COURT

DISTRICT OF NEW MEXICO

CURTIS W. RONEY, JR., on behalf of himself and all others similarly situated, Plaintiff, vs.
Civil Action No.

GARRETT THORNBURG, LARRY A.

GOLDSTONE, ANN-DRUE M. ANDERSON, DAVID A. ATER, JOSEPH H. BADAL, ELIOT R. CUTLER, MICHAEL B. JEFFERS, IKE KALANGIS, FRANCIS I. MULLIN, III, STUART C. SHERMAN, DAVID J. MATLIN, MARK R. PATTERSON, THOMAS COOLEY, MP TMAC LLC, MP TMA (CAYMAN) LLC, MATLIN PATTERSON LLC (d/b/a MATLINPATTERSON GLOBAL ADVISERS LLC) and THORNBURG MORTGAGE, INC.,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff, Curtis W. Roney, Jr., on behalf of himself and a Class (defined below) comprised of all other persons similarly situated, alleges upon the investigation made by and through his counsel, which includes, inter alia, a review of relevant public filings made by Thornburg Mortgage, Inc. (“Thornburg” or the “Company”) with the Securities and Exchange Commission (“SEC”), as well as teleconferences, press releases, news articles, analysts’ reports, and media reports concerning the Company. This Complaint is based upon Plaintiff’s personal knowledge as to his own acts, and upon information and belief as to all other matters, based upon the aforementioned investigation.

I.	SUMMARY OF ACTION

1. This is a class action on behalf of preferred shareholders of Thornburg against Thornburg, Thornburg’s Board of Directors (the “Board”) and MP TMAC LLC, MP TMA (Cayman) LLC, and MatlinPatterson LLC (d/b/a “MatlinPatterson Global Advisers LLC”) (collectively, “MatlinPatterson”), a boutique private equity firm specializing in “distressed assets.”

2. The Thornburg Board has placed its own self-interest above those of Thornburg’s shareholders by: (a) agreeing to sell 90% of the Company to MatlinPatterson in return for grossly inadequate consideration in the form of a risk-free loan of approximately $1.3 billion; and (b) launching a coercive tender offer aimed at eliminating the Company’s preferred shareholders, simultaneously diluting and devaluing the common shares held by public shareholders.

3. On March 31, 2008, the Thornburg Board entered into an agreement with MatlinPatterson, pursuant to which MatlinPatterson would lend Thornburg approximately $1.35 billion at an astonishingly high initial interest rate of 18% per annum (the “Agreement” or “PPA”). By itself, the initial interest rate on the loan, approximately triple the current prime rate, should have constituted more than sufficient consideration for the loan, but the Thornburg Board went much further, also agreeing to grant warrants, the exercise of which would give MatlinPatterson a 90% ownership stake in the Company.1

[1]

MatlinPatterson was granted warrants immediately upon signing the PPA entitling it to a 39.6% share in Thornburg. The remaining warrants, amounting to approximately 50.4% of Thornburg’s common stock, vested, according to SEC filings, on October 1, 2008. See Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Definitive Additional Materials (Schedule 14A), at *2 (October 1, 2008) (“Oct. 1 Schedule 14A”).

4. In addition, under the terms of the PPA, Thornburg agreed to launch a self-tender offer which would have the aggregate effect of eliminating the Company’s preferred stockholders, their senior creditor status and the $25.00 liquidation preference they enjoy (“Tender Offer”). MatlinPatterson agreed in principle to a token reduction of the interest rate on the loan to Thornburg from 18% to 12% upon successful completion of the Tender Offer, which is still approximately 6% above the current prime rate. However, this rate reduction is offset by the further grant of warrants to MatlinPatterson which would make their total stake in the company approximately 90% on a fully diluted basis, in addition to their obtaining five (5) seats of the 10-member Board of Directors. To summarize, following the Tender Offer, MatlinPatterson would: (1) hold a secured loan for $1.35 billion, carrying an interest rate ranging from 18% to at least 12%; (2) own 90% of Thornburg; (3) hold half of Thornburg’s 10 Board seats; and (4) hold a superior creditor right in the event of a liquidation of the Company (which they could force due to their ownership stake and Board membership).

5. In return, the Tender Offer, which was originally launched on July 23, 2008, offered preferred shareholders a diminutive $6.14 in total compensation, representing a $5.00 cash payment and three-and-a-half (3.5) shares of common stock for each share of preferred stock. However, in exchange, preferred shareholders must agree to relinquish their superior creditor status, $25.00 per share liquidation preference, voting rights and rights to dividends. Essentially, Thornburg’s Tender Offer divested preferred shareholders of their shares for a paltry $6.14, when (at the very least) those shares are worth $25.00.

6. Under typical circumstances, shareholders would simply refuse to take part in such a lopsided and unfair tender offer – anyone can understand that $25.00 is a higher value than $6.14. However, the Thornburg Board, with the help of MatlinPatterson, undertook a massive public relations (“PR”) campaign to terrorize shareholders and coerce them into voting in favor of the Tender Offer, by telling them, inter alia, that they would lose everything if they failed to comply with the Board’s wishes.

7. An essential tool in the PR campaign to coerce shareholders into tendering their shares was a false and misleading definitive proxy statement, filed with the SEC and disseminated to shareholders on July 23, 2008 (the “Proxy”).2 For example, the Proxy informs shareholders that the Board is not giving a recommendation on whether shareholders should tender their shares pursuant to the Tender Offer. However, the Additional Proxy Filings, filed with the SEC and disseminated to shareholders – which are incorporated by reference and law into the Proxy itself – eviscerate this statement by explicitly and unambiguously recommending that shareholders vote in favor of the Tender Offer – even though the Board has no basis whatsoever upon which to make such a recommendation.

8. Furthermore, the Proxy fails to provide shareholders with the following material information: (a) any projections, estimates and/or information concerning Thornburg’s future business and financial prospects which would allow shareholders to make an informed decision as to whether to tender their shares in the Tender Offer; (b) any projections, estimates and/or

[2]

In addition to the Proxy, Thornburg subsequently issued a number of additional definitive proxy statements, which are collectively referred to as the “Additional Proxy Filings.” See, e.g., Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Definitive Additional Materials (Schedule 14A) (Aug. 6, 2008) (“Aug. 6 Schedule 14A”).

information which would allow shareholders to evaluate any strategic alternative to the Tender Offer; (c) any projections or estimates which would allow shareholders to evaluate the impact of a potential bankruptcy on the Company and its preferred shareholders who have the right to a $25.00 per share liquidation preference; (d) any information regarding the viability of any strategic alternatives which the Board considered and/or information relied upon relating to those alternatives; (e) any information concerning the potential or actual conflicts between and among members of the Board, Thornburg and MatlinPatterson and the other parties to the PPA; (f) any information, analysis, valuation, projections and/or estimates prepared by, or opinion rendered by, any financial advisor at the behest of the Board concerning the Tender Offer, PPA or any strategic alternative considered by the Board.

9. Moreover, the Additional Proxy Filings, such as the additional definitive proxy statement, filed on August 6, 2008: (a) further attempt to coerce shareholders into tendering their shares by irresponsibly threatening shareholders with supposedly dire consequences of not tendering, such as the loss of their preferred shareholder rights and the fact that their shares will be rendered worthless; and (b) contradict the Proxy by recommending that shareholders tender their shares. See Aug. 6 Schedule 14A at 1. As the Aug. 6 Schedule 14A states:

If you do not participate and the Exchange Offer and Consent Solicitation is successful, our charter will be amended to significantly reduce the rights of your preferred stock, including eliminating various rights to dividends, which we believe will significantly reduce the value of each series of preferred stock. If you do not participate and the Exchange Offer and Consent Solicitation is not successful, we may not be able to resume normalized business operations and could again face liquidation, in which case holders of our preferred stock would likely receive nothing. . . . Your participation, regardless of the number of shares you own, is important. I hope you will support the Exchange Offer and Consent Solicitation as soon as possible.

Id. (Bold in original; italics added).

10. Nonetheless, in an effort to avoid paying the $5.00 per share cash component, the Board and MatlinPatterson extended the close of the Tender Offer by over a month. In fact, the Tender Offer was extended six (6) times, from an original closing date of August 29, 2008 to September 30, 2008.

11. Then, on October 1, 2008, the Thornburg Board announced that it was unilaterally changing the terms of the Tender Offer, eliminating the $5.00 cash payment to preferred shareholders, and lowering the exchange ratio from 3.5 shares of common stock per preferred share to 3 shares of common stock (the “Amended Tender Offer”).

12. However, at the same time preferred shareholders were being coerced into accepting less compensation for their shares, MatlinPatterson was compensated with additional senior subordinated notes for foregoing an interest payment slated to take place on September 30, 2008. In addition, MatlinPatterson was allowed to withdraw $188.5 million of funds originally held in escrow pending the payment of $5.00 per share to preferred shareholders pursuant to the original Tender Offer.3 Furthermore, although the Tender Offer has not closed, and despite the fact that MatlinPatterson has refused to provide the $5.00 per share offered in the original Tender Offer, the Board has agreed to redeem warrants to MatlinPatterson, representing the issuance of 30 million shares of additional Thornburg stock at a par value of $0.01 – putting

[3]	Three of the current members of the Board who approved the Amended Tender Offer – Defendants David J. Matlin, Mark R. Patterson and Thomas Cooley – are MatlinPatterson representatives.

MatlinPatterson’s ownership stake at 90%.4 Moreover, the Thornburg Board has stated its intention of foregoing a shareholder vote on the issuance of the 30 million additional shares to MatlinPatterson, even though such a vote is required by Maryland law, the Thornburg charter, and New York Stock Exchange (“NYSE”) requirements.

13. Indeed, in the September 26, 2008, Schedule 14(A) filing, Thornburg’s stated reason for eliminating the cash component of the Tender Offer being paid to preferred shareholders was that “Maryland law prohibits the company from paying the cash portion of the consideration offered in the [Tender] Offer if, after making the payment, the company would not be able to pay its debts as they become due in the usual course of business or the company’s total assets would be less than the sum of its total liabilities.” Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Definitive Additional Materials (Schedule 14A), at 2 (Sept. 26, 2008) (“Sept. 26 Schedule 14A”). In that filing, shareholders were falsely misled to believe that the “debts” the Board was referring to were ‘surprise margin calls’ being propounded by parties to reverse repurchase agreements (“RPAs”) (see infra ¶ 52, fn.6) who were not honoring the March 17th Override Agreement (described infra at ¶¶ 63-66).

14. However, it is now clear that the “debts” that Thornburg was referring to in its proxy filings were liabilities to MatlinPatterson, which holds three seats (and is entitled to five)

[4]

Indeed, there is an inherent inconsistency in the Board’s statements on these points. In the October 1, 2008 Additional Proxy Filing, the Company states that the PPA has not been satisfied, and therefore the escrow agreement was terminated, allowing MatlinPatterson to take back $188.6 in escrowed funds. However, apparently that breach did not affect the terms of the PPA, which allow MatlinPatterson to exercise the warrants that will secure its 90% ownership of the Company. See Proxy, at B-1.

on the Thornburg Board. In a press release issued by the Company on October 1, 2008, Thornburg stated that it had entered into an agreement with MatlinPatterson to forego an interest payment that was due on September 30, 2008, in return for the issuance of additional senior subordinated notes to MatlinPatterson (although the public is not informed as to how much additional debt was issued). Press Release, Thornburg Mortgage, Inc., Thornburg Mortgage Announces Consent of Holders of Senior Subordinated Secured Notes to Receive Interest Payment in Kind (October 1, 2008). As the press release states, MatlinPatterson was given: “a consent fee, at their election, of either (i) 6.5217 shares (after giving effect to the one-for-ten reverse split of our common stock effective on September 26, 2008) of our common stock in respect of each $1,000 principal amount of the Senior Subordinated Secured Notes (the “Consent Stock”) or (ii) additional Senior Subordinated Secured Notes with an aggregate principal amount equal to the market value of the total number of shares of Consent Stock on the date of issuance to which such holder would have been entitled.” Id.

15. The Thornburg Board has been completely co-opted by MatlinPatterson and is concerned with nothing other than retaining their positions and ensuring MatlinPatterson’s return on its 100% risk-free investment to the detriment of the Company’s common and preferred shareholders. The Board has breached it fiduciary duties to Thornburg’s shareholders and has violated federal law by issuing numerous false and misleading proxy statements in a concerted effort to coerce and persuade by artifice Thornburg’s preferred shareholders into going along with the unfair Tender Offer and the Amended Tender Offer. These breaches will continue – and shareholders will continue to be harmed – unless this Court takes immediate action to remedy the situation and place the interests of shareholders ahead of those of the Board and MatlinPatterson.

II. JURISDICTION AND VENUE

16. The Court has jurisdiction pursuant to 28 U.S.C. § 1331, as Plaintiff asserts violations of the Securities Exchange Act of 1934 (the “1934 Act”). This Court also has jurisdiction pursuant to 28 U.S.C. § 1332 in that Plaintiff and Defendants are citizens of different states and the amount in controversy exceeds $75,000, exclusive of interest and costs. This Court also has supplemental jurisdiction under 28 U.S.C. § 1367.

17. Thornburg maintains its corporate headquarters in this judicial district at 150 Washington Ave, Santa Fe, New Mexico. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Thornburg is headquartered in this District and a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District. In addition, one or more of the Defendants either resides in or maintains executive offices in this District.

18. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

III. PARTIES

19. Plaintiff Curtis W. Roney Jr., a resident of North Carolina, is the owner of shares of Thornburg Series C preferred stock, as set forth in the annexed certificate, and has been the owner of such shares continuously since prior to the wrongs complained of herein.

20. Thornburg is a Real Estate Investment Trust, incorporated under the laws of the Commonwealth of Maryland with its principal place of business at 150 Washington Ave, Santa Fe, New Mexico. Thornburg was incorporated on July 28, 1992, and operates as a single-family (one-to-four unit) residential mortgage lender that originates, acquires and retains investments in adjustable-rate and variable-rate mortgage (“ARM”) Assets, thereby providing capital to the single-family residential housing market. Its ARM Assets consist of Purchased ARM Assets and ARM Loans and are comprised of Traditional ARM Assets and Hybrid ARM Assets. Purchased ARM Assets are mortgage-backed securities (“MBS”) that represent interests in pools of ARM loans, which are publicly rated and issued by third parties and may include guarantees or other third-party credit enhancements against losses from loan defaults.

21. Defendants MP TMAC LLC and MP TMA (Cayman) LLC are entities formed by, and affiliated with, Defendant MatlinPatterson LLC (d/b/a “MatlinPatterson Global Advisers LLC”). MatlinPatterson LLC is a self described “Global Distressed Private Equity Firm,” specializing in distressed business investments. Founded in 2000, MatlinPatterson has its headquarters at 520 Madison Avenue, New York, NY 10022-4213.

22. Defendant Garrett Thornburg (“Garrett Thornburg”) is the founder and past Chairman of the Board of Thornburg. Mr. Thornburg has been on the Board of Thornburg since the Company commenced operations in June 1993. From 1993 to 2007, he held the position of Chief Executive Officer (“CEO”) of the Company until his resignation from that position in December 2007.

23. Defendant Larry A. Goldstone (“Goldstone”) is co-founder, past-President and the CEO of Thornburg. Goldstone has been on the Thornburg Board since the Company commenced operations in June 1993. From 1993 to 2007, he held the position of Chief Operating Officer (“COO”) of the Company. In December 2007, he was promoted to CEO of the Company.

24. Defendant Ann-Drue M. Anderson (“Anderson”) is a member of the Thornburg Board, a position which she has held since December 2003. During 2000 and 2001, Ms. Anderson served as President of Neighborhood Housing Services of America, a non-profit housing-related firm in Oakland, California. Prior to that, she was an Executive Vice President and Director of Residential Lending for H.F. Ahmanson & Company and Home Savings of America, one of the nation’s largest full service consumer banks.

25. Defendant David A. Ater (“Ater”) is a member of the Thornburg Board, a position which he has held since March 1995. Ater is the owner of Ater and Associates, an owner/developer/broker of various commercial and residential real estate development projects, as well as a planning and management consulting firm with emphasis on property development based in Santa Fe, New Mexico. He is also a Trustee of Thornburg Investment Trust, a regulated investment company that is the issuer of fourteen of the Thornburg Mutual Funds.

26. Defendant Eliot R. Cutler (“Cutler”) is a member of the Thornburg Board, a position which he has held since December 2003. Since November 2000, Cutler has been a partner in the law firm of Akin Gump Strauss Hauer & Feld LLP. He has been the managing partner of its Beijing office since December 2006 and oversees the firm’s cross-border capital investments practice in East Asia. From 1988 to 2000, he was a founding partner of the Washington, D.C. law firm of Cutler & Stanfield, LLP, which specialized in environmental law and the negotiation and development of large-scale infrastructure projects.

27. Defendant Ike Kalangis (“Kalangis”) is a member of the Thornburg Board, a position which he has held since January 2001. From 1993 to 1997, Kalangis served as Chairman, President and CEO of Boatmen’s Sunwest, Inc., a $4 billion multi-bank holding company with 13 community banks in New Mexico and El Paso, Texas, now Bank of America, N.A. (New Mexico). Prior to that time, Mr. Kalangis was Chairman, President, and CEO of Sunwest Bank holding company, which then merged into Boatmen’s Sunwest.

28. Defendant Francis I. Mullin, III (“Mullin”) is a member of the Thornburg Board, a position which he has held since January 2001. Mullin is currently managing member of Triumfo Property, L.L.C., which owns real estate assets in Santa Fe, New Mexico, and owner of Vanessie of Santa Fe, a restaurant located in Santa Fe, New Mexico. From 1991 to 1995, Mullin served as President and COO of The Seven-Up Company.

29. Defendant David J. Matlin (“Matlin”) is a member of the Board, a position which he has held since April 22, 2008. Matlin is the CEO and co-founder of MatlinPatterson. Prior to forming MatlinPatterson, Matlin served as a Managing Director at Credit Suisse First Boston, and headed their Distressed Securities Group since its inception in 1994.

30. Defendant Mark R. Patterson (“Patterson”) is a member of the Thornburg Board, a position which he has held since April 22, 2008. Patterson is Chairman and co-founder of MatlinPatterson. Prior to forming MatlinPatterson, Patterson held positions with Credit Suisse First Boston (Vice Chairman), Scully Brothers & Foss L.P., Salomon Brothers Inc. and Bankers Trust Company.

31. Defendant Thomas Cooley (“Cooley”) is a member of the Thornburg Board, a position which he has held since July 14, 2008. Cooley was recommended to the Nominating/Corporate Governance Committee by one of the investors in the Tender Offer. He serves as the Richard R. West Dean at the New York University Stern School of Business, where he is also the Paganelli-Bull Professor of Economics.

32. Defendant Joseph H. Badal (“Badal”) served as a member of the Thornburg Board from June 1993 to April 22, 2008. Badal has been an Executive Vice President of Thornburg since December 2001.

33. Defendant Michael B. Jeffers (“Jeffers”) served as a member of the Thornburg Board from January 2006 to April 22, 2008.

34. Defendant Stuart C. Sherman (“Sherman”) served as a member of the Thornburg Board from June 1993 to July 14, 2008.

35. Defendants Garrett Thornburg, Goldstone, Anderson, Ater, Cutler, Kalangis, Mullin, Matlin, Patterson, Cooley, Badal, Jeffers and Sherman are sometimes collectively referred to herein as the “Individual Defendants.”

36. Defendants Garrett Thornburg, Goldstone, Anderson, Ater, Cutler, Kalangis, Mullin, Maltin, Patterson, Badal, Jeffers and Sherman are sometimes collectively referred to herein as the “April Proxy Statement Defendants.”

37. Defendants Garrett Thornburg, Goldstone, Anderson, Ater, Cutler, Kalangis, Mullin, Matlin, Patterson, Cooley and Sherman are sometimes collectively referred to herein as the “July Proxy Statement Defendants.”

38. By virtue of the Individual Defendants’ positions as directors, officers and/or former directors of Thornburg, each had access to the material undisclosed adverse information about the Company’s business, operations, operational trends, financial statements, markets and present and future business prospects via access to internal corporate documents (including the Company’s operating plans, budgets and forecasts and reports of actual operations compared thereto), conversations and connections with other corporate officers and employees, attendance at management and/or Board meetings and committees thereof and via reports and other information provided to them in connection therewith.

39. Defendants Garrett Thornburg, Goldstone, Anderson, Ater, Cutler, Kalangis, Mullin, Matlin, Patterson and Cooley comprise the current Thornburg Board. These Individual Defendants undertook, among other things, the following activities:

a. Caused to be filed with the SEC and disseminated to shareholders the false and misleading Proxy and Additional Proxy Filings regarding the Tender Offer, which were filed on July 23, July 24, August 1, August 4, August 6, August 20, August 26, September 3, and September 9, 2008 (collectively, together with the July 10, 2008 preliminary proxy statement, referred to herein as the “July Proxy Statement”);

b. Made various unsupported and reckless recommendations to Thornburg’s preferred shareholders to tender their shares in the Tender Offer;

c. Made various unsupported and reckless recommendations to Thornburg’s shareholders to approve the changes to Thornburg bylaws in conjunction with the Tender Offer.

40. The April Proxy Statement Defendants comprised the Thornburg Board from April 22, 2008 through July 14, 2008. Among other things, these Individual Defendants caused to be filed with the SEC and disseminated to shareholders false and misleading proxy solicitations, which served as the precursor to the Tender Offer, on April 18, April 29, May 5, May 9, May 12, May 16, May 22, and May 30, 2008, (collectively referred to herein as the “April Proxy Statement”) and the July 10, 2008 preliminary proxy.

41. Defendants Garrett Thornburg, Goldstone, Anderson, Ater, Cutler, Kalangis, Mullin, Badal, Jeffers and Sherman comprised the Thornburg Board prior to April 22, 2008. Among other things, the pre-April 22, 2008 Board adopted the Principal Participation Agreement (“PPA”) on March 31, 2001 in breach of their fiduciary duties to Thornburg’s public shareholders.

42. The Individual Defendants are liable individually and collectively as primary violators for breaching their fiduciary duties and making false and misleading statements in the April Proxy Statement and the July Proxy Statement that operated to mislead and coerce Thornburg’s preferred shareholders into:

a. voting in favor of the Tender Offer; and

b. voting in favor of the changes to the Thornburg charter.

IV. PLAINTIFF’S CLASS ACTION ALLEGATIONS

43. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and 23(b)(3) on behalf of all those persons who, pursuant to the Tender Offer, tendered shares of Thornburg Series C, D, E or F Preferred Stock securities during the relevant time period and suffered damages thereby (the “Class”). Excluded from the Class are Defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors, or assigns, and any entity in which Defendants have or had a controlling interest.

44. The members of the Class are so numerous that joinder of all members is impracticable. According to the Proxy, Thornburg has approximately 43.7 million shares of preferred stock outstanding, representing 6.25 million shares of Series C preferred stock, 4 million shares of Series D preferred stock, 3.162 million shares of Series E preferred stock, and 30.3 million shares of Series F preferred stock. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or even thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Company or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

45. Plaintiff’s claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants’ wrongful conduct in violation of federal law that is complained of herein.

46. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

47. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the federal securities laws, including §§ 14(a) and 14(e) of the 1934 Act and SEC Rules 14a-9 and 14e-3, were violated by Defendants’ acts as alleged herein;

b. whether Defendants have omitted and/or misrepresented material information in communications with Thornburg preferred shareholders, including the April Proxy Statement and the July Proxy Statement;

c. whether Defendants have breached their fiduciary duties and/or aided and abetted the other Defendants’ breaches of fiduciary duties owed to Plaintiff and the Class in connection with the Tender Offer, including the duties of candor, good faith and fair dealing; and

d. to what extent the members of the Class have sustained damages and the proper measure of damages.

48. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

49. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

50. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore relief on behalf of the Class as a whole is entirely appropriate.

V. BACKGROUND

51. Founded in 1993, Thornburg is a residential mortgage lender, specializing in “jumbo” or “super-jumbo” loan origination, i.e., loans with principal amounts totaling $417,000 or more. The mortgages originated by Thornburg are primarily of the adjustable-rate or variable rate variety (“ARMs”). Thornburg’s income is primarily derived from the “spread” or difference between the Company’s cost of capital and the interest rate paid on the ARMs by mortgagees.

52. Organized under the laws of the State of Maryland, Thornburg is a Real Estate Investment Trust (“REIT”), and derives revenues primarily from real estate sources. Accordingly, under the Federal Income Tax Code, Thornburg is not subject to federal or state income tax so long as the Company distributes no less than 90% of its taxable income to shareholders.

53. As such, shareholders are particularly concerned with high yields in the form of revenues and income, as well the credit worthiness of the REIT’s asset portfolio, from which those yields are derived. This is exceedingly true for preferred shareholders, who have the right to cumulative dividend distributions, voting rights and a liquidation preference not shared by the common shareholders.5

54. Traditionally, Thornburg raised capital through a variety of vehicles, such as the offering of securities on the open market and short-term borrowing. However, as interest rates fell in the period of time between 2002 and 2005, Thornburg sought to augment its earnings by

[5]	As discussed in detail infra, it is these characteristics that the Board is specifically attempting to eliminate through the Tender Offer.

increasing the volume of its lending to achieve greater economies of scale. To make this possible, Thornburg was forced to seek additional sources of capital, such as reverse repurchase agreements (“RPAs”)6 and the issuance of asset-backed commercial paper and Collateralized Debt Obligations (“CDOs”).7

55. As the market for capital became increasingly competitive in late 2005 and 2006, Thornburg became even more aggressive in its efforts to raise capital to bolster the Company’s balance sheet. For example, Thornburg began an internal campaign to incentivize its employees and brokers to increase the Company’s balance sheet, without regard to the risk of investments undertaken. As a result, Thornburg began to originate riskier loans, i.e., those which the Company had repeatedly told the investing public it was not originating. These included mortgage loans to borrowers with low credit scores, high loan-to-value ratios and no proof of income – such as “Alternative-A” and/or “sub-prime” mortgage loans.8

56. Nonetheless, while Thornburg was turning to riskier vehicles for raising capital, the Individual Defendants publicly misrepresented the increasingly high exposure the Company

[6]

Essentially, a RPA is a purchase of securities with an agreement to resell them at a higher price at a specific future date. This is a way to borrow money and allow the securities to be held as collateral. “Reverse repos,” as they are commonly referred to, occur most often in government securities, but have been utilized by mortgage lenders such as Thornburg, who collateralize the agreements with the assets secured by the Company’s outstanding mortgages.

[7]	Similar to RPAs, CDOs are simply securities backed by a pool of assets, such as the assets held by Thornburg as security on the Company’s mortgage instruments.
[8]

While the terms are sometimes used interchangeably, Alternative-A or “Alt-A” loans generally refer to mortgages written for a borrower with less than “prime” credit. For example, during the relevant time period, “prime” mortgages generally required a credit score above 620, loan-to-value (“LTV”) ratio of 90% or less and proof of income. Therefore, an Alt-A mortgage could be issued to a borrower with either a higher LTV ratio, a credit score lower than 620, no proof of income (known as “stated income”) or all three. “Subprime” loans are generally recognized to be even riskier than Alt-A loans.

had to various economic and market risk factors, as well as the potentially illiquid nature of the Company’s assets. For example, Thornburg repeatedly stated in SEC filings that its “primary focus was to acquire and originate high quality, highly liquid mortgage assets such that sufficient assets could be readily converted to cash, if necessary, in order to meet [its] financial obligations.”

57. In late 2006, the market for subprime and Alt-A mortgages began to dry up. In addition, real estate values began to falter, resulting in an increase in mortgage default rates. The confluence of these two economic factors had the combined negative impact of drastically reducing the demand for all types of mortgage-backed securities (including CDOs and RPAs), increasing the cost of capital and decreasing mortgage revenues. Accordingly, large mortgage lenders, such as Countrywide, began to announce staggering losses coupled with a bleak outlook for the future.

58. Thornburg, however, continued to deny their exposure to “subprime risk,” instead reiterating the Company’s ‘stringent underwriting standards’ and commitment to investment in and origination of exclusively “high quality” assets. Indeed, Thornburg went so far as to indicate that the Company may benefit from the mortgage crisis due to a reduction in competition. See, e.g., Thornburg Mortgage Inc., Current Report (Form 8-K), at *2 (April 19, 2007).

59. However, by August of 2007, Thornburg was unable to completely hide its financial instability any longer. On August 14, 2007, Thornburg publicly announced that the Company was “exploring” a “potential” sale of assets to cover short-term losses and margin calls. In truth, however, Thornburg had already liquidated $20.5 billion worth of its highest-rated assets, or 35% of its portfolio. Also, Thornburg failed to disclose that the Company continued to hold, unbeknownst to shareholders or the public, billions of dollars worth of Alt-A and subprime mortgage-backed securities.

60. Thornburg concealed its true financial outlook through late 2007 and into 2008. During that time period, strapped for cash, and with the market unaware as to the true amount of exposure the Company faced, Thornburg initiated a number of securities offerings. Ultimately, Thornburg was able to raise hundreds of millions of dollars through the offerings, allowing the Company to stay afloat in the interim.

61. Nevertheless, the reality of the depth of the financial woes at Thornburg, at least partially, came to light on February 28, 2008. On that date, Thornburg revealed that the Company faced a $270 million margin call by JP Morgan Chase (“JP Morgan”), triggered by a default on an RPA with JP Morgan, and held $2.9 billion worth of Alt-A and subprime backed securities. In the space of one day, Thornburg lost 15% of its share value. However, Thornburg falsely stated that it had “met” all of its margin calls to date and failed to disclose that the RPA default had triggered a cross-default clause, allowing any RPA holder to immediately accelerate the Company’s obligations under those agreements.

62. The other proverbial shoe dropped for Thornburg during the first week of March, when something approaching the true breadth of the Company’s subprime exposure was revealed to the market. First, on March 3, 2008, Thornburg disclosed that it faced a $270 margin call on a RPA. The next day, on March 4, 2008, the accounting firm KPMG, LLP (“KPMG”) sent a letter to the Company indicating that KPMG was withdrawing its unqualified audit opinion, due to “material misstatements associated with available for sale securities.” Further, KPMG informed Thornburg that the Company should “make appropriate disclosure of the newly discovered facts.” On March 7, 2008, Thornburg made the letter public.

63. Market reaction was swift, and Thornburg’s common stock lost over 85% of its value in the space of a week, closing at $0.69 on Monday March 10, 2008.

VI. SUBSTANTIVE ALLEGATIONS

64. Due to the cross-default clauses in the RPAs entered into by Thornburg, default on a single RPA triggers a default on all other agreements. Therefore, as a result of Thornburg’s default on the JP Morgan RPA, announced on February 28, 2008 (see supra ¶ 61), all of the other RPAs held by Thornburg automatically went into default.

65. In order to attempt to bide their time, the Thornburg Board, on March 17, 2008, entered into the “Override Agreement” with the various RPA counterparties. According to the terms of the agreement, Thornburg agreed, among other things, to:

a. raise $1 billion in new capital by March 31, 2008;

b. pay all unmet margin calls and certain other specified debts by March 31, 2008 (totaling approximately $524.5 million);

c. establish and maintain a liquidity reserve fund;

d. grant a security interest to the counterparties to the Override Agreement in (i) the liquidity reserve fund created and (ii) the collateral securing Thornburg’s obligations to the counterparties under the RPAs;

e. issue to the counterparties to the Override Agreement, warrants to purchase such number of shares of its common stock such that after exercise of those warrants, the counterparties will hold at least 4.04% of the common stock outstanding on a fully diluted basis;

f. suspend its dividend on common stock for the term of the Override Agreement;

g. suspend the dividend on preferred stock if the amount in the liquidity reserve fund falls below specified levels; and

h. refrain from entering into any new RPAs (or other secured lending or auction swap agreements) prior to the maturity date of the RPAs covered by the Override Agreement, March 16, 2009.

66. In return, the counterparties agreed to:

a. Set the maturity date of all the existing RPAs with the five counterparties as of March 16, 2009;

b. Not invoke margin calls or increase margin requirements beyond contractually specified levels during the term of the Override Agreement;

c. Reset the interest rate on all existing RPAs which finance AAA and AA-rated mortgage-backed securities to a rate not exceeding the one-month LIBOR rate plus 35 basis points; and

d. Hold the interest rates on RPAs, which finance other than AAA and AA-rated mortgage-backed securities, at the same rate they were prior to entering into the Override Agreement.

67. While the Override Agreement required Thornburg to raise $1 billion in new capital, that agreement was silent on how the capital was to be raised.

68. On March 19, 2008, Thornburg initiated a public offering of $1 billion in convertible senior subordinated secured notes. However, according to the Proxy, and most likely due to the limited time frame (the offering was commenced just twelve (12) calendar days prior to the March 31, 2008 deadline under the Override Agreement) as well as Thornburg’s exposure to subprime risk and mounting liabilities, the offering failed to attract enough investment to satisfy the conditions of the Override Agreement.

69. This, however, is unsurprising, given that the Moody’s rating attached to Thornburg’s senior debt is “Ca” status, just one rank above default status on Moody’s scale.

VII. THE PRINCIPAL PARTICIPATION AGREEMENT

70. On March 31, 2008, the Thornburg Board unanimously approved and announced in a press release the terms of the Principal Participation Agreement (“PPA” or the “Agreement”).

71. Pursuant to the terms of the PPA, MatlinPatterson agreed to loan a total of $1.35 billion (in senior subordinated notes) to Thornburg, in exchange for: (a) a staggering 18% interest rate; and (b) initial warrants9 representing approximately 40% of the outstanding stock of the Company on a fully-diluted basis. However, upon satisfaction of all the conditions in the PPA, described infra, MatlinPatterson will be entitled to warrants which will put their ownership stake in Thornburg at 90%, on a fully diluted basis.10

72. While the Proxy fails to disclose any valuations, projections or the terms of any alternatives the Board considered to the PPA, the Board seems to suggest that this was the “best” deal they could get. However, this is extremely unlikely, given the fact that MatlinPatterson has

[9]	The exercise price of the warrants is $0.01 per share of common stock being purchased.
[10]	In addition, if certain conditions are supposedly met – including the elimination of the preferred shareholders – MatlinPatterson may lower the interest rate on the senior subordinated notes to 12%.

taken on no risk whatsoever, in that MatlinPatterson has merely loaned the company the $1.35 billion and (following the Tender Offer, discussed infra):

(1) will be the Company’s first-in-line secured creditor in the event of liquidation,

(2) will have a 90% ownership interest in the Company,

(3) will be entitled to five of the ten available Board seats and

(4) will be entitled to interest payments of 12 to 18% per annum (above and beyond any dividends on the millions of common shares they will own, dividends which will not be subordinated by preferred shareholders who will be eliminated by the Tender Offer).

73. Nonetheless, even if the Tender Offer were to fail, MatlinPatterson would retain its seats on the Board and would nevertheless: (a) be entitled to collect an 18% interest rate on the funds loaned to the Thornburg; and (b) own approximately 40% of Thornburg’s common stock, on a fully diluted basis.

VIII. THE FALSE AND MISLEADING APRIL 2008 PROXY STATEMENT

74. Rather than simply launching a proxy for the Tender Offer in April of 2008, as the Board planned to do all along, a false and misleading definitive proxy solicitation was filed with the SEC and disseminated to shareholders on April 29, 2008.11 Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (April 29, 2008). Among other things, the Board sought to induce shareholders to approve measures which would:

a. obliterate all of the voting rights for all classes of preferred shares;

b. allow the Board to discontinue the payment of cumulative dividends to preferred shareholders (in favor of MatlinPatterson);

c. disgorge preferred shareholders of their vested right to a distribution of previously accrued but unpaid dividends; and

d. increase Thornburg’s capital stock from 500 million to 4 billion shares (all additional shares of which were to be issued to MatlinPatterson).

75. In exchange, preferred and common shareholders were to receive absolutely nothing. The Board’s only rationale for the proposed measures was that without an affirmative vote, dire consequences would result such as bankruptcy and/or an “inability to resume normalized business operations.” However, the Board offered no empirical or other support for this false and misleading statement. Indeed, the Board’s only basis for the recommendation was their own self-interested desire to facilitate a transfer of substantially all of the Company’s assets from shareholders to MatlinPatterson.

[11]

In addition to the April 29, 2008 definitive proxy statement, the Board caused to be filed a number of additional definitive proxy filings on May 5, May 9, May 12, May 16, May 22 and May 30, 2008 and a preliminary proxy filing on April 18, 2008 (collectively, the “April Proxy Statement”). All of these were intended to coerce shareholders into voting in favor of the April Proxy Statement, and all of the allegations contained herein apply with equal force to those filings.

76. Moreover, among other things, the April Proxy Statement misstated or omitted the following material information:

a. any financial information which would allow shareholders to make an informed decision on whether bankruptcy would be preferable to an elimination of voting rights for preferred shares, the elimination of dividends for preferred shares, the dilution of Thornburg’s common stock, and transfer of a 40% ownership stake to MatlinPatterson;

b. what strategic alternatives, if any, the Thornburg Board considered aside from the foredoomed $1 billion convertible senior note offering and/or the onerous PPA with MatlinPatterson;

c. conflicts between and among MatlinPatterson and the Board;

d. projections of future financial performance;

e. valuation of the impact of the proposed measures and/or comparison of the proposed measures with possible bankruptcy or any other strategic alternative;

f. the true effect of the adoption of the PPA and the proposed measures, including but not limited to, the fact that a Tender Offer which offered preferred shareholders far less than the $25 liquidation value of their shares would be launched; and

g. the fact that the Board, at no point, intended to honor its promise to pay preferred shareholders cash for their shares, as evinced by the withdrawal of the cash portion of the Tender Offer on October 1, 2008.

77. By not mentioning the terms of the eventual Tender Offer in conjunction with the

April Proxy Statement, the Board cleverly and fraudulently induced shareholders into voting in favor of measures which would allow MatlinPatterson to take control of the corporation and squeeze out preferred shareholders for pennies on the dollar.

78. In addition, the Board, without any basis whatsoever, recommended that shareholders vote in favor of the April Proxy Statement. Indeed, it is clear form the April Proxy Statement itself that the only information the Board relied upon was representations made by MatlinPatterson, who is obviously conflicted. Had the Board acted reasonably, they would have at the very least consulted with a financial advisor or other expert. However, the Board’s deliberate ignorance evinces a motive to sell out shareholders in favor of MatlinPatterson. As such, the Board has breached its fiduciary duties to shareholders and has violated Section 14(a) of the 1934 Act by and through the material misstatements and omission outlined above, and by recommending that shareholders vote “for” the April Proxy Statement when they had no basis whatsoever to make such a recommendation. Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (May 16, 2008).

IX. TERMS OF THE TENDER OFFER

79. Part and parcel of the PPA with MatlinPatterson is an agreement by the Thornburg Board to launch a self-tender offer (“Tender Offer”), which has the intended effect of liquidating and eliminating all series of the Company’s outstanding preferred stock. Thornburg launched the Tender Offer for all classes of its preferred stock on July 23, 2008.

80. Pursuant to the terms of the Tender Offer, holders of preferred stock were to receive $5.00 in cash and 3.5 shares of Thornburg common stock for each share of preferred stock tendered (or an approximate total value of $6.14, see infra ¶¶ 83-85). As of October 1, 2008, Thornburg common stock was trading at $0.31 per share, and fluctuated between $0.17 and $0.62 during the initial Tender Offer period (July 23, 2008 through October 1, 2008).

81. The Tender Offer was scheduled to run from July 23, 2008 to August 20, 2008. Indeed, as of August 20, 2008, enough of the preferred shareholders had tendered their shares (at least 66 2/3%) for Thornburg to carry out the governance changes and satisfy the terms of the PPA. However, as discussed infra, in order to avoid the payment of the cash component of the consideration to preferred shareholders, Thornburg extended the close of the Tender Offer six times until the terms of the offer were amended on October 1, 2008.

82. As of March 30, 2008, Thornburg had four classes of outstanding preferred stock, representing over 43.7 million shares: 6.25 million of Series C, 4 million of Series D, 3.162 million of Series E and 30.3 million of Series F. Holders of the various series of Thornburg preferred stock enjoy rights above and beyond those enjoyed by holders of the Company’s common stock, including, inter alia:

a.	a liquidation value of $25.00 per share;

b.	the right to accrued and cumulative dividends;

c.	the right to vote as a separate class;

d.	the right of conversion into shares of common stock (Series E and F only);

e.	the right to redemption at the option of the Company; and

f.	each series of Preferred Stock currently ranks senior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to the common stock.

83. Under the terms of the PPA, for each tendered share of Series C, Series D, Series E or Series F preferred stock accepted for exchange by the Company, the holder was to receive $5.00 in cash and 3.5 shares of common stock. Proxy, at *5.

84. Since July 23, 2006, the date of the initiation of the Tender Offer, the value of Thornburg’s common stock has ranged between $0.17 and $0.62 as follows:

Date	Open	High	Low	Close	Volume	Adj. Close*
1-Oct-08	2.03	3.4	1.85	3.05	6,385,100	0.3050	*
30-Sep-08	1.51	2	1.4	1.75	3,334,300	0.1750	*
29-Sep-08	1.59	1.7	0.66	1.15	8,642,200	0.1150	*
26-Sep-08	0.28	0.33	0.28	0.28	1,107,800	0.2800
25-Sep-08	0.4	0.44	0.38	0.38	1,285,400	0.3800
24-Sep-08	0.41	0.42	0.36	0.4	996,200	0.4000
23-Sep-08	0.35	0.39	0.33	0.36	666,200	0.3600
22-Sep-08	0.45	0.45	0.37	0.37	751,900	0.3700
19-Sep-08	0.47	0.48	0.36	0.44	2,189,100	0.4400
18-Sep-08	0.31	0.42	0.3	0.34	1,779,500	0.3400
17-Sep-08	0.24	0.37	0.21	0.3	999,400	0.3000
16-Sep-08	0.2	0.28	0.17	0.24	1,618,800	0.2400
15-Sep-08	0.35	0.4	0.34	0.35	592,600	0.3500
12-Sep-08	0.38	0.42	0.37	0.38	564,200	0.3800
11-Sep-08	0.37	0.41	0.37	0.41	489,900	0.4100
10-Sep-08	0.37	0.43	0.33	0.42	946,500	0.4200
9-Sep-08	0.4	0.42	0.37	0.38	1,354,400	0.3800
8-Sep-08	0.55	0.58	0.4	0.43	2,056,400	0.4300
5-Sep-08	0.44	0.47	0.43	0.44	872,100	0.4400
4-Sep-08	0.43	0.47	0.41	0.46	1,227,500	0.4600
3-Sep-08	0.4	0.44	0.37	0.41	1,467,600	0.4100
2-Sep-08	0.5	0.51	0.42	0.42	1,808,900	0.4200
29-Aug-08	0.5	0.5	0.41	0.43	2,083,600	0.4300
28-Aug-08	0.4	0.44	0.36	0.42	1,344,000	0.4200
27-Aug-08	0.45	0.47	0.34	0.34	2,194,100	0.3400
26-Aug-08	0.5	0.62	0.45	0.49	5,004,800	0.4900
25-Aug-08	0.37	0.4	0.34	0.4	1,587,200	0.4000
22-Aug-08	0.39	0.4	0.33	0.33	1,781,600	0.3300
21-Aug-08	0.26	0.37	0.26	0.32	1,652,900	0.3200
20-Aug-08	0.25	0.27	0.17	0.24	565,200	0.2400
19-Aug-08	0.27	0.27	0.24	0.24	305,900	0.2400
18-Aug-08	0.27	0.28	0.26	0.27	312,900	0.2700
15-Aug-08	0.27	0.29	0.25	0.26	603,600	0.2600
14-Aug-08	0.27	0.27	0.25	0.26	419,600	0.2600
13-Aug-08	0.26	0.27	0.25	0.27	150,800	0.2700
12-Aug-08	0.26	0.27	0.25	0.26	201,900	0.2600
11-Aug-08	0.27	0.28	0.26	0.26	231,100	0.2600
8-Aug-08	0.3	0.3	0.26	0.27	383,600	0.2700
7-Aug-08	0.26	0.3	0.26	0.28	604,900	0.2800
6-Aug-08	0.24	0.29	0.24	0.26	518,100	0.2600
5-Aug-08	0.25	0.29	0.24	0.28	661,200	0.2800
4-Aug-08	0.26	0.26	0.23	0.23	468,700	0.2300
1-Aug-08	0.28	0.32	0.25	0.26	1,422,300	0.2600
31-Jul-08	0.29	0.3	0.26	0.27	830,300	0.2700
30-Jul-08	0.3	0.31	0.27	0.28	321,900	0.2800
29-Jul-08	0.3	0.32	0.27	0.3	422,100	0.3000
28-Jul-08	0.32	0.34	0.29	0.3	323,100	0.3000
25-Jul-08	0.34	0.35	0.31	0.32	297,600	0.3200
24-Jul-08	0.37	0.37	0.31	0.34	579,800	0.3400
23-Jul-08	0.31	0.35	0.29	0.33	565,900	0.3300

Average Close						0.3263
Exchange Ratio						3.5000

Equivalent Share Price						1.1421
Cash Component						5.0000

Total Consideration						6.1421

*	Adjusted for 1 to 10 reverse stock split that took place on September 29, 2008.

85. Therefore, according to the terms of the original Tender Offer, preferred shareholders were asked by the Board to tender their shares and lose, among other things, entitlement to superior creditor status, and the right to a liquidation value of $25.00 per share, for aggregate compensation of approximately $6.14. This equates to approximately 25 cents on the dollar for each share of Thornburg preferred stock.

X. AMENDMENTS TO THE THORNBURG CHARTER

86. In addition to a self-tender, the PPA requires Thornburg to amend its charter in order to eliminate the rights of preferred shareholders, guarantee MatlinPatterson’s standing as a superior creditor to any shareholder and eliminate the $25.00 liquidation guarantee.12 Under Maryland law, any changes to the Thornburg charter require a 66 2/3% vote by the owners of each class of outstanding preferred stock. The proposed changes to the charter as described in the Proxy include, inter alia;

Series C Preferred Stock

•	Make dividends non-cumulative and eliminate all accrued but unpaid dividends on the Series C Preferred Stock for all dividend periods ended before the effective date of the amendment;

•

Eliminate the provisions prohibiting the payment of dividends on Common Stock or any other class or series of Junior Stock and prohibiting the purchase of Junior or Parity Stock if full cumulative dividends on the Series C Preferred Stock for all past dividend periods have not been paid or declared and set apart for payment;

•	Eliminate the provision prohibiting the Company from electing to redeem Series C Preferred Stock before March 22, 2010;

[12]

What’s more, shareholders who tender will not receive fractional shares. As the Proxy provides: “[T]he Exchange Agent will aggregate any fractional shares issuable and sell them for the account of the holders whose tendered shares were accepted for exchange. The proceeds realized by the Exchange Agent on the sale of fractional shares will be distributed to such tendering holders of Preferred Stock on a pro rata basis, net of commissions.” Proxy, at 5.

•

Eliminate the provision prohibiting the Company from redeeming less than all of the outstanding Series C Preferred Stock, or redeeming or repurchasing any Junior or Parity Stock, if full cumulative dividends on the Series C Preferred Stock for all past dividend periods and the then-current dividend period have not been paid or declared and set apart for payment;

•	Eliminate the right of holders of Series C Preferred Stock to elect two directors if dividends are in arrears for six quarterly periods; and

•	Eliminate the right of holders of Series C Preferred Stock to consent to or approve the authorization or issuance of any class of stock senior to the Series C Preferred Stock.

Series D Preferred Stock

•

Eliminate the provision increasing the dividend rate by 1% per annum if both (i) the Series D Preferred Stock is not listed on a national stock exchange or an automated dealer quotation system and (ii) the Company is not subject to Exchange Act reporting requirements;

•	Make dividends non-cumulative and eliminate all accrued but unpaid dividends on the Series D Preferred Stock for all dividend periods ended before the effective date of the amendment;

•

Eliminate the provisions prohibiting the payment of dividends on Common Stock or any other class or series of Junior Stock and prohibiting the purchase or redemption of Junior or Parity Stock if full cumulative dividends on the Series D Preferred Stock for all past dividend periods are not paid or declared and set apart for payment;

•	Eliminate the provision prohibiting the Company from electing to redeem Series D Preferred Stock before November 21, 2011;

•

Eliminate the provision prohibiting the Company from redeeming less than all of the outstanding Series D Preferred Stock if full cumulative dividends on the Series D Preferred Stock for all past dividend periods have not been paid or declared and set apart for payment;

•	Eliminate the right of holders of Series D Preferred Stock to elect two directors if dividends are in arrears for six quarterly periods;

•	Eliminate the right of holders of Series D Preferred Stock to consent to or approve the authorization or issuance of any class of stock senior to the Series D Preferred Stock; and

•	Eliminate the provision requiring the Company to mail annual and quarterly reports to holders of the Series D Preferred Stock if the Company is not subject to Exchange Act reporting requirements.

Series E Preferred Stock

•

Eliminate the provision increasing the dividend rate by 1% per annum if both (i) the Series E Preferred Stock is not listed on a national stock exchange or an automated dealer quotation system and (ii) the Company is not subject to Exchange Act reporting requirements;

•	Make dividends non-cumulative and eliminate all accrued but unpaid dividends on the Series E Preferred Stock for all dividend periods ended before the effective date of the amendment;

•

Eliminate the provisions prohibiting the payment of dividends on Common Stock or any other class or series of Junior Stock and prohibiting the purchase or redemption of Junior or Parity Stock if full cumulative dividends on the Series E Preferred Stock for all past dividend periods have not been paid or declared and set apart for payment;

•	Eliminate the provision prohibiting the Company from electing to redeem Series E Preferred Stock before June 19, 2012;

•

Eliminate the provision prohibiting the Company from redeeming less than all of the outstanding Series E Preferred Stock if full cumulative dividends on the Series E Preferred Stock for all past dividend periods have not been paid or declared and set apart for payment;

•	Eliminate the right of holders of Series E Preferred Stock to elect two directors if dividends are in arrears for six quarterly periods;

•	Eliminate the right of holders of Series E Preferred Stock to consent to or approve the authorization or issuance of any class of stock senior to the Series E Preferred Stock; and

•	Eliminate the provision requiring the Company to mail annual and quarterly reports to holders of the Series E Preferred Stock if the Company is not subject to Exchange Act reporting requirements.

Series F Preferred Stock

•	Make dividends non-cumulative and eliminate all accrued but unpaid dividends on the Series F Preferred Stock for all dividend periods ended before the effective date of the amendment;

•

Eliminate the provisions prohibiting the payment of dividends on Common Stock or any other class or series of Junior Stock and prohibiting the purchase or redemption of Junior or Parity Stock if full cumulative dividends on the Series F Preferred Stock for all past dividend periods have not paid or declared and set apart for payment;

•	Eliminate the provisions prohibiting the Company from electing to redeem Series F Preferred Stock before September 7, 2012;

•

Eliminate the provision prohibiting the Company from redeeming less than all of the outstanding Series F Preferred Stock if full cumulative dividends on the Series F Preferred Stock for all past dividend periods have not been paid or declared and set apart for payment;

•	Eliminate the right to vote together as a single class with holders of common stock on all matters on which the holders of Common Stock are entitled to vote;

•	Eliminate the right of holders of Series F Preferred Stock to elect two directors if dividends are in arrears for six quarterly periods;

•	Eliminate the right of holders of Series F Preferred Stock to consent to or approve the authorization or issuance of any class of stock senior to the Series F Preferred Stock

•	Eliminate the provision requiring the Company to mail annual and quarterly reports to holders of the Series F Preferred Stock if the Company is not subject to Exchange Act reporting requirements.

Proxy, at 21-24.

87. In addition to being a requirement under Maryland law, the PPA requires that 66 2/3% of preferred shareholders tender their shares in order for Thornburg to be entitled to a 6% rate reduction on the funds loaned by MatlinPatterson, from 18% to 12%. Likewise, 66 2/3 of the preferred shares must be tendered before MatlinPatterson may exercise the remainder of its warrants.

XI. MARKET REACTION TO THE TENDER OFFER

88. Following the launch of the Tender Offer, many commentators questioned the wisdom of the Board’s decision to essentially give away the Company and squeeze out preferred shareholders for pennies on the dollar.

89. Indeed, the paltry compensation being offered shareholders did not escape Wall Street analysts. As Shelley Bergman, with Morgan Stanley, stated in a story entitled We’re Not Happy, published on June 20, 2008 in the New Mexico Business Weekly: “I don’t think I’ve ever seen, in my years on the street, a $25 par being called in at $5.” The story also quoted Jay Lustig of Equibond Inc., who summed up the Tender Offer as “giv[ing] the new investors [MatlinPatterson] the right to earn $1.2 billion a year for a $100 million investment.”

90. Many commentators questioned the wisdom of a deal which would sell out Thornburg’s preferred (and common) shareholders in return for what is, at best, a stop-gap influx of cash. As Morgan Housel, a writer for The Motley Fool, stated in a May 21, 2008 story entitled Clock’s Ticking, Thornburg:

Call it what you wish. Mark-to-market, mark-to-mayhem, mark-to-melancholy, whatever. By any measure, once-thriving mortgage house Thornburg Mortgage (NYSE: TMA) is in a heap of trouble now.

Dilutive delusions

With shares down more than 90% year to date, investors have entered the all-too-embarrassing land of penny stocks. Management threw up the mother of all Hail Marys in late March, issuing $1.35 billion in debt paying an initial 18% yield, with warrants to purchase common stock for $0.01 per share. That last-ditch effort saved Thornburg from a looming trip to the graveyard, but now existing shareholders have to ask a serious question: What’s left for me?

To put it mildly: condolences, old share certificates, and a few scraps of whatever’s left. The capital-raising campaign diluted existing shareholders on a monumental scale, leaving them with just 5.5% of common stock once all is said and done, according to Thornburg.

(Emphasis added).

91. As another commentator put it, Thornburg has “sold out” its preferred shareholders by agreeing to the Tender Offer and PPA. In a July 31, 2008 article entitled Thornburg Faces Dire Circumstances, Greg Sukenik wrote for Zacks.com stating:

Thornburg Mortgage (NYSE: TMA - News) was forced to raise $1.35 billion from the sale of senior subordinate notes to meet margin calls. To get the emergency funding, the company had to sell out current common and preferred shareholders.

Common shareholders will be diluted by up to 95% due to new share issues and preferred shareholders are being asked to take a little over 20% of their initial investment as the company tries to buy back its preferred. Any investment in TMA is risky at this point. Common shares are now virtually worthless due to massive dilution, and there is a good chance that TMA will be de-listed or even be forced into bankruptcy.

(Emphasis added).

92. There can be no doubt that the PPA and Tender Offer represent a “high price” for shareholders to have to pay. As Thomas Munro of the New Mexico Business weekly observed in a story entitled Thornburg Rescue Came at High Price, published on May 2, 2008:

In the books is the collapse of Thornburg Mortgage’s stock price from the $28 region, first to the $10 level during the credit crunch that began in August 2007, then to the $1 level following massive margin calls in February and March of this year.

So is the huge asset sale that decreased Thornburg Mortgage’s holdings by $22 billion, or 39 percent, which came in response to the first crisis. Still being played out is the company’s response to the second crisis.

The deal has brought the jumbo mortgage lender $1.15 billion to placate creditors who were threatening to liquidate its assets. Another $200 million will follow if the company’s preferred stockholders play ball and agree to a tender offer in that amount. But the rescue was costly. The new debt is as costly as a credit card, at 18 percent interest. It could be lowered to 12 percent, but only if shareholders play out the rest of the agreement by tendering the preferred stock and issuing billions of new common stocks.

“Obviously, there will be significant dilution if we’re going from what would have been, on a fully diluted basis, 250 million shares outstanding, to about 3.1 billion,” said Larry Goldstone, who took over as CEO of the mortgage company in December after a long period as founder Garrett Thornburg’s right-hand man.

The former CEO, who is still chairman, will see his 3.2-million-share stake in the company diminish dramatically in importance if the new investors use all the warrants they have been issued, warrants that allow them to purchase the new stock at a penny a share and assume requisite power on the board of directors.

The process has begun for the biggest new investors, David J. Matlin and Mark R. Patterson, who, through various companies associated with their MatlinPatterson Global Advisers LLC, a Manhattan-based private equity firm, stand to own 35 percent of Thornburg Mortgage when all is said and done. As part of the agreement, Matlin and Patterson took seats on the Thornburg Mortgage board following the April 22 resignation of directors Michael Jeffers and Owen Lopez. They might later claim a third board seat.

A biography of Matlin on the Wharton Private Equity Partners Web site (Matlin serves on the organization’s advisory board) says his company “invests globally in distressed securities with the objective of obtaining corporate control.”

MatlinPatterson is one of about 50 investors, Goldstone said. The second largest is the billionaire Richard Rainwater, who apparently changed his mind after telling BusinessWeek in March that his large existing stake in Thornburg preferred stock was “the single worst investment of my career.” When all new investors have exercised their warrants, they will own 87.8 percent of the company. Those who, prior to the deal, owned practically the whole company, will own 5.5 percent of it after the warrants are exercised. The other new investors will be able to claim two additional board seats. Amid this ownership change, Thornburg Mortgage is funding a small number of loans, but is relying on a strictly limited funding source.

“We’ve been funding mortgage loans over the last couple of weeks to a limited degree out of our excess cash,” Goldstone said. “We’re trying to reestablish our warehouse financing lines.”

When that will happen is not clear, nor is the company willing to predict how soon it might be able to again report a profit. Goldstone said Thornburg Mortgage is profitable on an operating basis, but will not show a profit in the first quarter of 2008 due to the sale of assets. Analysts covering the company predict a small profit-per-share in the second quarter, according to Thomson Financial, but Fitch Ratings said April 29 the outlook for the company is still highly uncertain, with “default remaining a real possibility.”

93. As the media has recognized, the Tender Offer represents nothing more than a thinly veiled squeeze-out of the preferred shareholders in favor of outside investors who face no risk whatsoever and will have no liability to shareholders – and will be the most superior creditor – in the event the Company is liquidated.

XII. THE FALSE AND MISLEADING JULY PROXY STATEMENT

94. In an attempt to coerce shareholders into voting in favor of the Tender Offer, the Board caused to be issued a number of false and misleading filings with the SEC. Thornburg caused to be filed with the SEC, and disseminated to the shareholders, a preliminary proxy statement with the SEC on July 10, 2008 (Thornburg Mortgage Inc., Preliminary Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Preliminary Proxy Statement (Schedule 14A) (July 10, 2008) (“July 10 Schedule 14A”), followed by a definitive proxy statement on July 23, 2008 (the “Proxy”), the opening day of the Tender Offer, and a number of follow-up proxy filings and press statements following the commencement of the Tender Offer (“Additional Proxy Filings”) (collectively, the “July Proxy Statement”). The intent of the July Proxy Statement was to garner shareholder approval for the Tender Offer by misrepresenting to shareholders the true motives behind the offer.

95. Among other things, the July Proxy Statement fails to disclose or misstates the following material information: (a) any projections, estimates and/or information concerning Thornburg’s future business and financial prospects which would allow shareholders to make an informed decision on whether to tender their shares into the Tender Offer; (b) any projections, estimates and/or information which would allow shareholders to evaluate any strategic alternative to the Tender Offer; (c) any projections or estimates which would allow shareholders to evaluate the impact of a potential bankruptcy on the Company and its preferred shareholders, who had the right to a $25.00 per share liquidation preference; (d) any information regarding the viability of any strategic alternatives which the Board considered and/or information relied upon relating to those alternatives; (e) any information concerning the potential or actual conflicts between and among the Board, Thornburg and MatlinPatterson and the other parties to the PPA; (f) any information, analysis, valuations, projections and/or estimates prepared by, or opinion rendered by, any financial advisor at the behest of the Board concerning the Tender Offer, PPA or any strategic alternative considered by the Board.

96. In addition, the July Proxy Statement is rife with misstatements of material fact. First, the Proxy informs shareholders that the Board is not giving a recommendation on whether shareholders should tender their shares pursuant to the Tender Offer. See Proxy, at 2; July 10 Schedule 14A, at ii, 13 (“None of our officers or employees, the Board, the Information Agent (as defined below), the Exchange Agent (as defined below) or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether you should tender shares in the Exchange Offer and Consent Solicitation.”). However, the Additional Proxy Filings, filed with the SEC and disseminated to shareholders – which are incorporated by reference and law into the Proxy itself – eviscerate this statement by explicitly and unambiguously recommending that shareholders vote in favor of the Tender Offer – even though the Board has no basis whatsoever upon which to make such a recommendation.

97. The Proxy specifically states that the Board has no independent information whatsoever which would allow them to responsibly make a recommendation on the fairness of the Tender Offer to shareholders. See, e.g., Proxy, at 30.

98. In addition, the Proxy indicates that the Board did not obtain a fairness opinion by any financial advisor. Specifically, the Proxy states:

We have not obtained a third-party determination that the Exchange Offer and Consent Solicitation is fair to holders of Preferred Stock.

We are not making a recommendation as to whether holders of Preferred Stock should exchange their shares in the Exchange Offer and Consent Solicitation. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of Preferred Stock for purposes of negotiating the Exchange Offer and Consent Solicitation or preparing a report concerning the fairness of the Exchange Offer and Consent Solicitation. The value of the cash and Common Stock to be issued in the Exchange Offer and Consent Solicitation may not equal or exceed the value of the Preferred Stock tendered. You must make your own independent decision regarding your participation in the Exchange Offer and Consent Solicitation.

Id. (Emphasis added).

99. Nevertheless, the Additional Proxy Filings, such as the additional definitive proxy statement, filed on August 6, 2008 (“Aug. 6 Schedule 14A”), countermand the Proxy by: (a) further attempts to coerce shareholders into tendering their shares by baselessly threatening shareholders with supposedly dire consequences of not tendering, such as the loss of their preferred shareholder rights and the fact that their shares will be rendered worthless; and (b) countermanding the Proxy by falsely, misleadingly and irresponsibly recommending that shareholders tender their shares. Aug. 6, 2008 Schedule 14A. As the Aug. 6 Schedule 14A Proxy Filing states:

If you do not participate and the Exchange Offer and Consent Solicitation is successful, our charter will be amended to significantly reduce the rights of your preferred stock, including eliminating various rights to dividends, which we believe will significantly decrease the value of each series of preferred stock. If you do not participate and the Exchange Offer and Consent Solicitation is not successful, we may not be able to resume normalized business operations and could again face liquidation, in which case holders of our preferred stock would likely receive nothing. . . . Your participation, regardless of the number of shares you own, is important. I hope you will support the Exchange Offer and Consent Solicitation as soon as possible.

Id. (Bold in original; italics added).

100. What the Additional Proxy Filings do not state, however, is that none of the dire consequences threatened by the Board – such as the loss of dividend and voting rights on preferred shares – would be realized without shareholder approval of the changes to the charter, which are part and parcel of the Tender Offer.

101. In addition, the Additional Proxy Filings fail to inform shareholders that the recommendation that the Board is making to shareholders to tender their shares in the Tender Offer is unsupported by any independent analysis or valuation – such as the opinion of a financial advisor – and is belied by the Board’s statements in the Proxy. Because the Board was admittedly uninformed as to the fairness of the $5.00 per share offer – as evinced by the Board’s repeated statements in the Proxy that it had no basis for a recommendation and that no financial advisor or consultant issued (or was asked to render) an opinion on the fairness of the offer – the recommendation to shareholders in the Additional Proxy Filings was based on nothing more than the word of MatlinPatterson that the Tender Offer was in the best interest of shareholders.

102. Moreover, as stated above, the liquidation value of the preferred shares is $25.00 per share, and preferred shareholders have a superior claim as compared with other creditors. See Proxy, at 1. Accordingly, even if the Company were to face liquidation as a result of an unsuccessful tender offer, which is far from certain, the Board offers no support whatever for its conclusion that preferred shareholders would “receive nothing.” See Aug. 6 Schedule 14A, at 1.

103. The false and misleading July Proxy Statement was specifically intended to frighten and terrorize preferred shareholders into relinquishing their shares for pennies on the dollar. Without such a coordinated campaign of false and misleading statements – disseminated to shareholders under the guise of official proxy materials, filed with the SEC – it is likely that not a single shareholder would have relinquished their superior creditor right to a $25.00 per share liquidated value for a little over $5.00 in remuneration. This is bolstered by the statement of Morgan Stanley analyst Shelley Bergman: “I don’t think I’ve ever seen, in my years on the street, a $25 par being called in at $5.”

XIII. THE TENDER OFFER EXPIRATION IS EXTENDED SIX (6)

TIMES FROM AUGUST 29, 2008 TO SEPTEMBER 30, 2008

104. Following the filing of the Proxy and launch of the Tender Offer on July 23, 2008, the expiration date of the Tender Offer was extended six (6) times, from the original expiration date of August 20, 2008 to September 30, 2008.

105. The first extension of the Tender Offer, from August 20 to September 2, 2008, was announced under the guise of Thornburg’s filing of its quarterly results with the SEC. As the additional definitive materials stated: “The company intends to file its Form 10-Q for the quarter ended June 30, 2008, on or before August 22, 2008. The Securities and Exchange Commission (the “SEC”) requires that shareholders be given an additional five business days during which they can review the release of this new material financial information prior to the expiration of the Exchange Offer.” Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Definitive Additional Materials (Schedule 14A), at 1 (Aug. 20, 2008).

106. The second extension of the Tender Offer, from September 2 to September 9, 2008, informed shareholders that the Override Agreement needed some “clarification” with its creditors, but that the Company expected to conclude its discussions with creditors by September 9, 2008. As the Company stated:

The company and the parties to the Override Agreement continue to negotiate clarifications with respect to the amount, timing, calculation methodology, limits of margin calls and agreed upon uses for the Liquidity Fund. The company continues to negotiate a resolution to these ambiguities with the parties to the Override Agreement and currently anticipates that a successful clarification of the Agreement would allow the Company to complete the Exchange Offer by 12:01 a.m. EDT, on September 9, 2008, unless further extended or terminated by the company.

Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Definitive Additional Materials (Schedule 14A), at 1 (Sept. 3, 2008).

107. The third extension of the Tender Offer, from September 9 to September 16, 2008, reiterated the concerns shared with shareholders in the September 2nd filing, stating that negotiations with creditors were “ongoing,” but that they would be concluded by September 16, 2008. Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Definitive Additional Materials (Schedule 14A), at 1-2 (Sept. 9, 2008).

108. The filing announcing the fourth extension took a different tone. In its September 16, 2008 filing with the SEC, Thornburg informed shareholders that:

Despite this extension, for reasons described below, Thornburg Mortgage believes that it may not be able to close the Exchange Offer unless the company reaches a satisfactory agreement with the reverse repurchase agreement counterparties that are party to the Override Agreement dated as of March 17, 2008, as amended (the “Override Agreement”), who are asserting positions that are contrary to the company’s understanding with respect to the rights and obligations of the company and the counterparties, respectively, under various agreements.

Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Definitive Additional Materials (Section 14A), at 1-2 (Sept. 16, 2008).

The filing also, for the first time, asserted the false, unsupported and misleading conclusion that:

Unless a satisfactory agreement is reached with the counterparties, the conditions that the exchange offer complies with applicable law cannot be satisfied at the present time because Maryland law prohibits the company from paying the cash portion of the consideration offered in the Exchange Offer if, after making the payment, the company would not be able to pay its debts as they become due in the usual course of business or the company’s total assets would be less than the sum of its total liabilities.

Id at 4.

109. The fifth extension, extending the Tender Offer from September 23 to September 26, 2008, took on the same ominous tone, again falsely and misleadingly warning preferred shareholders that the Company would not be able to pay the cash portion of the consideration due to the constraints placed upon it by Maryland law. Thornburg Mortgage, Inc., Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934, Definitive Additional Materials, at 2 (Sept. 23, 2008) (“Sept. 23 Schedule 14A”). However, this filing did add that: “The company continues to attempt to resolve these issues in order to consummate the Exchange Offer, but at this time there can be no assurance that the conditions to closing the Exchange Offer will be satisfied prior to its expiration.” Id.

110. In addition, the September 23rd filing informed preferred shareholders that, as of September 22, 2008, enough preferred shareholders had tendered their shares to close the offer; “holders of Preferred Stock had tendered approximately (i) 93.1% (6,073,920 shares) of the Series C Preferred Stock; (ii) 94.9% (3,794,202 shares) of the Series D Preferred Stock; (iii) 94.9% (3,000,149 shares) of the Series E Preferred Stock and (iv) 98.4% (29,828,209 shares) of the Series F Preferred Stock.” Sept. 23 Schedule 14A, at 1.

111. The final extension of the Tender Offer was announced on September 26, 2008,

when Thornburg reiterated its previous false and misleading statements from its previous extension filings with the SEC. Sept. 26 Schedule 14A. However, the September 26th filing also added that, due to the Company’s cash position, MatlinPatterson had agreed to forego a cash interest payment in favor of the issuance of additional Senior Subordinated Notes, with an interest rate of 18% per annum. See id at 2. Nonetheless, shareholders were again warned that “this consent solicitation of the holders of Senior Subordinated Secured Notes will not, by itself, enable Thornburg Mortgage to satisfy the conditions to closing the Exchange Offer.” Id at 3.

112. Thornburg’s September 26, 2008 filing also informed shareholders of the ten-for-one reverse stock split that the Board had approved, pursuant to which “Thornburg Mortgage common shareholders are entitled to receive one new common share for every ten preexisting common shares owned, with fractional shares being rounded up to the nearest whole share.” Sept. 26 Schedule 14A, at 3.

XIV. AMENDMENT OF THE TENDER OFFER TO THE

FURTHER DETRIMENT OF THE PREFERRED SHAREHOLDERS

113. In spite of the fact that the Tender Offer (as originally) presented represents wholly inadequate compensation for Thornburg’s preferred shareholders, the Board has gone even further by unilaterally altering the terms of the Tender Offer.

114. On October 1, 2008, Thornburg announced that the terms of the Tender Offer had been modified by the Board and MatlinPatterson, entirely eliminating the cash component of the offer and changing the exchange ratio from three-and-a-half (3.5) shares of common stock to three (3) shares of common stock (“Amended Tender Offer”). See Oct. 1 Schedule 14A, at 1-3.

115. Thornburg’s announcement of the Amended Tender Offer includes no provision which would allow the preferred shareholders that have already tendered their shares to revoke or otherwise withdraw their shares. Indeed, Thornburg has characterized the Amended Tender Offer as nothing more than an “exten[sion]” of the Tender Offer. Oct. 1 Schedule 14A, at 2. (“[T]he company is extending the expiration of the Exchange Offer from 5:00 p.m., New York City time, on September 30, 2008 to 5:00 p.m., New York City time, on October 31, 2008, unless further extended or terminated by the company.”).

116. As part of the Amended Tender Offer, MatlinPatterson was allowed to withdraw $188.5 million of funds held in escrow, pending payment of $5.00 to shareholders pursuant to the original Tender Offer.

117. Moreover, although the Tender Offer has not closed, and despite the fact that MatlinPatterson has refused to provide the $5.00 per share offered in the original Tender Offer, the Board has agreed to redeem warrants to MatlinPatterson, representing the issuance of 30 million shares of additional Thornburg stock at a par value of $0.01.

118. In addition, the Thornburg Board has stated its intention to forego shareholder approval as required by Maryland law and the Thornburg charter (as well as NYSE requirements) in order to issue the 30 million additional shares to MatlinPatterson pursuant to the warrants.

119. The Board’s stated rationale for the amendment of the Tender Offer is that “certain requirements of Maryland law,” prohibited the Company from furnishing shareholders with the $5.00 cash they were entitled to under the terms of the Tender Offer.13 However, the Board offers no citation to Maryland law, nor any support for this baseless claim.

[13]	Therefore, according to the Board, the Tender Offer could not be completed.

120. In its previous September 26, 2008, Schedule 14A filing, Thornburg stated that the reason it was going to eliminate the cash component to shareholders was because “Maryland law prohibits the company from paying the cash portion of the consideration offered in the Exchange Offer if, after making the payment, the company would not be able to pay its debts as they become due in the usual course of business or the company’s total assets would be less than the sum of its total liabilities.” Sept. 26 Schedule 14A, at 2. In that filing shareholders were falsely misled to believe that the “debts” the Board was referring to were ‘surprise margin calls’ being propounded by parties to reverse repurchase agreements who were not honoring the Override Agreement.

121. However, it is now clear that the “debts” that Thornburg was referring to in its proxy filings were liabilities to MatlinPatterson, which holds three seats (and is entitled to five) on the Thornburg Board. In a press release issued by the Company on October 1, 2008, Thornburg stated that it had entered into an agreement with MatlinPatterson to forego an interest payment that was due on September 30, 2008, in return for the issuance of additional senior subordinated notes to MatlinPatterson (although the public is not informed as to how much additional debt was issued). Press Release, Thornburg Mortgage, Inc., Thornburg Mortgage Announces Consent of Holders of Senior Subordinated Secured Notes to Receive Interest Payment in Kind (October 1, 2008). As the press release states, MatlinPatterson was given: “a consent fee, at their election, of either (i) 6.5217 shares (after giving effect to the one-for-ten reverse split of Thornburg common stock effective on September 26, 2008) of Thornburg common stock in respect of each $1,000 principal amount of the Senior Subordinated Secured Notes (the “Consent Stock”) or (ii) additional Senior Subordinated Secured Notes with an aggregate principal amount equal to the market value of the total number of shares of Consent Stock on the date of issuance to which such holder would have been entitled.” Id.

122. In addition, all of the debt held by MatlinPatterson is being held at a staggeringly high rate of 18% – a rate that most would not consider paying as a default rate on a credit card. Press Release, Thornburg Mortgage, Inc., Thornburg Mortgage Announces Consent of Holders of Senior Subordinated Secured Notes to Receive Interest Payment in Kind (October 1, 2008) (“Senior Subordinated Secured Notes will continue to bear interest at a rate of 18% per annum . . .”).

123. Accordingly, not only will preferred shareholders not receive the wholly inadequate payment they were slated to receive under the original Tender Offer, the Amended Tender Offer offers less compensation, no cash, and allows MatlinPatterson to exercise warrants which will materially dilute the shares of the common shares being used as compensation (in addition to the payment of 18% interest on the senior subordinated notes that MatlinPatterson holds).

124. The Amended Tender Offer is slated to expire on October 31, 2008.

COUNT ONE

Violation of Section 14(A) of the Securities Exchange Act of 1934 and

SEC Rule 14a-9 Against the April Proxy Statement Defendants and Thornburg

125. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

126. This claim is brought by Plaintiff against the April Proxy Statement Defendants for violations of § 14(a) of the 1934 Act and SEC Rule 14a-9 promulgated thereunder.

127. The April Proxy Statement Defendants disseminated the false and misleading

April Proxy Statement which they knew or should have known was misleading in that it contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

128. The April Proxy Statement was prepared and disseminated by the April Proxy Statement Defendants. It misrepresented and/or concealed certain material information concerning the nature of the process involved in the adoption of the PPA, the alternatives available to the Company and the prospect of a cash payment to preferred shareholders. In so doing, they made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made not misleading in violation of § 14(a) of the 1934 Act and SEC Rule 14a-9 promulgated thereunder.

129. The April Proxy Statement Defendants issued the April Proxy Statement, which was materially false and misleading. The April Proxy Statement Defendants were aware of and/or had access to the true facts concerning the adoption of the PPA, the alternatives available to the Company and the prospect of a cash payment to preferred shareholders. However, notwithstanding this knowledge, each of the April Proxy Statement Defendants purported to and/or approved the dissemination of the false April Proxy Statement.

130. The April Proxy Statement Defendants permitted the Company to enter into the PPA with MatlinPatterson in an effort to aggrandize their own interests at the expense of and to the detriment of Thornburg and its preferred and common shareholders. By relying on the false and misleading statements in the April Proxy Statement, the majority of the shareholders who are unaware of the untruths contained therein, were directly and proximately harmed by the April Proxy Statement Defendants’ wrongful conduct. By reason of such misconduct, the April Proxy Statement Defendants are liable pursuant to § 14(a) of the 1934 Act and SEC Rule 14a-9 promulgated thereunder.

COUNT TWO

Violation of Section 14(e) of the Securities Exchange Act of 1934 and

SEC Rule 14e-2(b) Against the July Proxy Statement Defendants and Thornburg

131. Plaintiff repeats and realleges each allegation set forth herein.

132. Section 14(e) of the 1934 Act, 15 U.S.C. § 78n(e), states:

[it is] unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

133. SEC Rule 14e-2(a), 17 C.F.R. § 240.14e-2(a), requires that, with respect to a tender offer:

As a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices within the meaning of section 14(e) of the Act, the subject company, no later than 10 business days from the date the tender offer is first published or sent or given, shall publish, send or give to security holders a statement disclosing that the subject company: (1) Recommends acceptance or rejection of the bidder’s tender offer; (2) Expresses no opinion and is remaining neutral toward the bidder’s tender offer; or (3) Is unable to take a position with respect to the bidder’s tender offer. Such statement shall also include the reason(s) for the position (including the inability to take a position) disclosed therein.

134. In addition, SEC Rule 14e-2(b), 17 C.F.R. § 240.14e-2(b), requires that: “If any material change occurs in the disclosure required by paragraph (a) of this section [SEC Rule 14e-2(a), 17 C.F.R. § 240.14e-2(a)], the subject company shall promptly publish or send or give a statement disclosing such material change to security holders.”

135. The July Proxy Statement Defendants violated § 14(e) of the Securities Exchange Act of 1934 and SEC Rule 14(e)-2(a) and (b) promulgated thereunder by:

a. Making untrue and/or misleading statements of material fact in the July Proxy Statement and failing to state material facts necessary for shareholders to determine whether or not to tender their shares and/or vote in favor of the amendments to the Thornburg charter; and

b. Failing to promptly publish or disseminate to shareholders a statement informing shareholders of the Board’s change in position, from not making a recommendation to recommending that shareholders tender their shares pursuant to the Tender Offer, and the reasons underlying such a change in position.

136. The July Proxy Statement Defendants are liable under Section 14(e) due to the following:

a. As directors and/or officers of Thornburg, they allowed their names to be used in the July Proxy Statement. Moreover, the use of their names was not incidental to, but was a material addition to July Proxy Statement, in support of the statements made therein; and

b. The July Proxy Statement Defendants issued the July Proxy Statement, which was materially false and misleading, and were aware of and/or had access to the true facts concerning the Tender Offer, the value of the Company and its prospects and the facts pertaining to strategic alternatives. However, notwithstanding this knowledge, each of the July Proxy Statement Defendants purported to and/or approved the dissemination of the July Proxy Statement; and

c. Defendant Goldstone personally signed July Proxy Statement in support of the statements contained therein.

COUNT THREE

Breach of Fiduciary Duty in Violation of Laws of

the State of Maryland Against the Individual Defendants

137. Plaintiff repeats and realleges each allegation set forth herein.

138. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor and independence owed to Thornburg and the preferred shareholders of Thornburg and have acted to put their personal interests ahead of the interests of Thornburg and its shareholders.

139. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Thornburg.

140. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with MatlinPatterson without regard to the fairness of the transaction to Thornburg or its preferred shareholders and by failing to disclose all material information concerning the Tender Offer to such preferred shareholders.

141. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence owed Thornburg and its the preferred shareholders because, among other reasons:

a. They failed to take steps to maximize the value of Thornburg to its preferred shareholders by, among other things, failing to solicit other potential investors or alternative transactions;

b. They ignored or did not protect against the numerous conflicts of interest resulting from the Directors’ own interrelationships or connection with the Tender Offer; and

c. They failed to disclose all material information that would permit Thornburg’s preferred stockholders to cast a fully informed vote on the Tender Offer.

142. Because the Individual Defendants dominate and control the business and corporate affairs of Thornburg, and are in possession of private corporate information concerning Thornburg’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the preferred shareholders of Thornburg, which makes it inherently unfair for them to recommend a transaction which would deprive Thornburg’s preferred shareholders of the full value of their shares.

143. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly and in bad faith failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

144. The Individual Defendants have engaged in self dealing, have not acted in good faith toward Plaintiff and the other members of the Class, and have knowingly and/or recklessly breached their fiduciary duties to the members of the Class.

COUNT FOUR

Breach of Fiduciary Duty for Aiding and Abetting

Breaches of Fiduciary Duty Against MatlinPatterson

145. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

146. MatlinPatterson aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the preferred shareholders of Thornburg, including Plaintiff and the members of the Class.

147. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

148. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties, including the duties of candor and good faith, owed to Plaintiff and the members of the Class.

149. MatlinPatterson colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

150. MatlinPatterson agreed to participate in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing its own interests. MatlinPatterson has obtained both direct and indirect benefits from colluding in and/or aiding and abetting the Individual Defendants’ breaches. MatlinPatterson has benefited, inter alia, from its acquisition of shares in the Company pursuant to the Tender Offer, which is grossly inadequate to compensate Thornburg preferred shareholders for their shares in the Company.

COUNT FIVE

Petition for Dissolution of Thornburg Pursuant to

Maryland Code, Corporations and Associations § 3-413(c)

151. Plaintiff repeats and realleges each allegation set forth herein.

152. Section 3-413(c) of the Maryland Code of Corporations and Associations provides that: “Any stockholder or creditor of a corporation other than a railroad corporation may petition a court of equity to dissolve the corporation on grounds that it is unable to meet its debts as they mature in the ordinary course of its business.”

153. In addition, § 3-414(b) of the Maryland Code of Corporations and Associations provides, “In a proceeding for the involuntary dissolution of a corporation, after notice and hearing, the court: (1) May appoint one or more temporary receivers or trustees to take charge of the assets and operate the business of the corporation, if necessary or proper to preserve them, pending a final determination as to dissolution; and (2) Shall determine whether the corporation should be dissolved.” In addition, § 3-415(b) provides that: “If the court orders the corporation dissolved, the court shall direct that the corporation be liquidated under court supervision by one or more receivers appointed by it.”

154. Thornburg has represented that the company is unable to pay its debts as they become due in the usual course of business and that the Company’s total assets are less than the sum of its total liabilities.

155. Therefore dissolution is appropriate pursuant to § 3-413(c), and a receiver should be appointed to ensure the orderly distribution of Thornburg’s assets pursuant to the general powers of equity of this Court and §§ 3-414(b), 3-415(b).

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action, designating Plaintiff as Lead Plaintiff and certifying Plaintiff as Class Representative under Rule 23 of the Federal Rules of Civil Procedure and Plaintiff’s counsel as Lead Counsel;

B. Declaring and decreeing that the Proxy and Additional Proxy Filings were false and misleading in violation of federal law;

C. Declaring and decreeing that the Tender Offer, as amended, was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

D. Enjoining the Amended Tender Offer;

E. Rescinding, to the extent already implemented, the Tender Offer, as amended, or any of the terms thereof;

F. Imposition of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

H. Ordering dissolution of Thornburg Pursuant to §§ 3-414(b) of the Maryland Code of Corporations and Associations;

I. Appointing a receiver to supervise the orderly liquidation of Thornburg’s assets pursuant to §§ 3-414(b), 3-415(b); and

J. Granting such other and further legal and equitable relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(a), Plaintiff hereby demands a trial by jury of all issues so triable.

Respectfully Submitted,

SILVA, SAUCEDO & GONZALES, P.C.

/s/ Christopher Saucedo, Attorney at Law
Benjamin Silva, Jr. bsilva@silvalaw-firm.com
Christopher T. Saucedo csaucedo@silvalaw-firm.com
201 Third Street, N.W., Suite 1800
Post Office Box 100
Albuquerque, New Mexico 87103-0100
Telephone: (505) 246-8300
Facsimile: (505) 246-0707

GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy lglancy@glancylaw.com
Michael Goldberg mmgoldberg@glancylaw.com
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

Counsel for Plaintiffs

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